

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

<u>Via E-mail</u>
Joan W. Brubacher
Chief Financial Officer
Beamz Interactive, Inc.
15354 N. 83rd Way, Suite 101
Scottsdale, AZ 85260

  Re: Beamz Interactive, Inc.
    Preliminary Information Statement on Schedule 14C
    Filed November 5, 2014
    File No. 000-54662

Dear Ms. Brubacher:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Celeste M. Murphy for

      Larry Spirgel
      Assistant Director

cc: <u>Via E-mail</u>
  Michael L. Laussade
  Jackson Walker L.L.P.